Filed Pursuant to Rule 253(g)(2)
File No. 024-10927

FUNDRISE INCOME EREIT III, LLC

SUPPLEMENT NO. 10 DATED OCTOBER 15, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – Hauser SGS, LLC

On October 8, 2019, we acquired from Fundrise Lending, LLC, a first mortgage bridge loan with a maximum principal balance of $4,500,000 (the “Hauser SGS Senior Loan”). $4,000,000 of the maximum principal balance was funded at closing. The borrower is a tenancy in common formed by Hauser SGS, LLC (“Hauser SGS”), Hauser BG LLC, Hauser JBG LLC and Hauser SE LLC, and managed by Hauser SGS. The borrower used the loan proceeds to refinance the recent acquisition of approximately 33,000 square feet of land, located at 2405-2423 Hauser Blvd, Los Angeles, CA 90016 (the “Hauser SFS Property”). The land is spread across six parcels, of which all but two are currently improved with single-family homes. Hauser SGS intends to apply for permits to redevelop the site with 30 apartment units.

Hauser SGS is managed by the principals of Canfield Development (the “Sponsors”). The Sponsors have acquired, entitled and constructed approximately 10 projects valued at approximately $250 million.

On the original closing date of the Hauser SGS Senior Loan, Hauser SGS was capitalized with approximately $1,184,900 of equity capital from the Sponsors.

The Hauser SGS Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, December 2, 2020 (the “Hauser SGS Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Hauser SGS Senior Senior Loan amount, paid directly by Hauser SGS.

Hauser SGS has the ability to extend the Hauser SGS Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and Hauser SGS will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the Hauser SGS Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 85%. The LTPP ratio is the amount of the initial funding of the Hauser SGS Senior Loan divided by the purchase price of the Hauser SGS Property. As of its closing date, the Hauser SGS Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 83%. The LTV ratio is the amount of the initial funding of the Hauser SGS Senior Loan divided by the third-party appraised value of the Hauser SGS Property as of September 2019. There can be no assurance that such value is correct.

The Hauser SGS Property is located in the West Adams neighborhood of Los Angeles, CA. The site is approximately one mile east of Culver City and is within close proximity to parks, shops, restaurants and the employment centers in Culver City.

As the Hauser SGS Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.